EXHIBIT 99.1
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            COMPTON PETROLEUM ANNOUNCES SUCCESSFUL COMPLETION OF ITS
          US$300 MILLION SENIOR NOTE OFFERING AND CONSENT SOLICITATION

CALGARY, November 23, 2005/CNW/ -- Compton Petroleum Corporation ("Compton") announced today that it has closed its previously announced offering of US$300 million in aggregate principal amount of 7 5/8% Senior Notes due 2013 (the "Notes") of Compton Petroleum Finance Corporation ("Compton Finance"), its wholly owned subsidiary, in a private offering under Rule 144A under the U.S. Securities Act of 1933, as amended (the "Securities Act") and pursuant to applicable prospectus exemptions in Canada. The Notes bear interest at an annual rate of 7 5/8% and are guaranteed by Compton and all of Compton's other significant subsidiaries.

Compton has used net proceeds from the offering to fund the previously announced purchase by Compton Petroleum Holdings Corporation ("Compton Holdings") of Compton's 9.90% Series A Senior Notes due 2009 (the "9.90% Notes") that were tendered to Compton Holding's offer for those 9.90% Notes. The remaining net proceeds will be used by Compton to repay part of its outstanding debt under its senior secured credit facilities.

Holders of approximately 96% of the outstanding 9.90% Notes tendered their 9.90% Notes and delivered consents in connection with the tender offer and consent solicitation to amend the Indenture relating to the 9.90% Notes. Those amendments are now binding on the holders of the 9.90% Notes.

The tender offer is scheduled to expire at midnight, New York City time, on November 29, 2005, unless otherwise extended.

The offering of the Notes was not registered under the Securities Act, and the Notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. The Notes issued in Canada pursuant to the private offering are subject to an indefinite hold period in accordance with applicable securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offering, solicitation or sale would be unlawful.

ABOUT COMPTON PETROLEUM CORPORATION, COMPTON PETROLEUM FINANCE CORPORATION AND COMPTON PETROLEUM HOLDINGS CORPORATION

Compton is an Alberta-based independent public company actively engaged in the exploration, development and production of natural gas, natural gas liquids and crude oil in the Western Canadian Sedimentary Basin. Each of Compton Finance and Compton Holdings is a corporation incorporated under the laws of the Province of Alberta, Canada and a wholly owned subsidiary of Compton. Compton Finance was formed solely for the purpose of issuing the Notes. Compton Holdings was formed solely for the purpose of making the tender offer with Compton.

Certain statements included above may be forward-looking in nature. Such statements can be identified by the use of forward-looking terminology such as "expects," "may," "will," "should," "intend," "plan," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Although Compton believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Compton's forward-looking statements are expressly qualified in their entirety by this cautionary statement. Compton makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

For further information: contact Compton Petroleum Corporation, E.G. Sapieha, President & CEO, N.G. Knecht, VP Finance & CFO, or C.M. King, Manager, Investor Relations, Telephone: (403) 237-9400, Fax (403) 237-9410.